Mail Stop 3561

January 15, 2010

Trudy F. Sullivan
President and Chief Executive Officer
The Talbots, Inc.
One Talbots Drive
Hingham, MA 02043

>   **Re: The Talbots, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 23, 2009**
>   **File No. 333-163955**

Dear Ms. Sullivan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you plan on filing a separate S-4 for the warrant exchange offer. Please advise us as to the proposed timing of filing this Form S-4. In addition, we note that this registration statement covers the common stock underlying the warrants to be issued as part of the warrant exchange offer, which will be registered in a separate registration statement. Please provide the basis for including the common stock underlying the warrants in this registration statement and why they are being included.

Questions and Answers for BPW Stockholders, page two

2.   While you have stated the number of warrants held by the sponsors of BPW on page five, you have not stated the shares of common stock held by BPW. Please revise to disclose. In addition, we note that the sponsors have agreed to surrender 1,776,498 shares of common stock for no consideration. If the sponsors currently hold or may acquire additional shares to hold more than this amount, please explain throughout the prospectus how the excess shares will be treated in the merger. In addition, clearly indicate the number of founders' shares and the number of other shares held by the sponsors.

3.   We note that the Form S-1 for BPW on page 98 stated that "in no event will any of our existing officers, directors, stockholders or advisors, or any entity with which they are affiliated, earn or be paid, or awarded any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination." However, you disclose on page six that Perella Weinberg will receive advisory fees for advisory services related to the merger. Please discuss the potential repercussions, and advise us as to the considerations given to adding a risk factor.

Summary, page seven

4.   Please provide more specificity regarding the interests of certain BPW directors and officers in the merger. For example, state the specific amount of common stock and warrants held by BPW sponsors, non-sponsor founders, and BPW's other officers and directors that would be worthless if a merger were not completed. Also, add disclosure regarding the warrants held by sponsor founders that will be converted into Talbots common stock, and the common stock held by the sponsor and non-sponsor founders in excess of the amount to be surrendered for no consideration, if any. Please state the amount of warrants held by non-sponsor founders. Lastly, specify the total compensation to be paid to Perella Weinberg as a result of this transaction and specify the amount that is contingent upon completion of the merger. Revise similar disclosure beginning on page 52.

5.   Please discuss the reasons for Talbots and BPW engaging in this transaction. See Item 4(a)(2) of Form S-4.

Selected Historical Financial Data of BPW, page 17

6.   Please expand the table to include the data required by Item 301 of Regulation S-K. In this regard, present balance sheet data as of December 31, 2007 and statement of operations data from October 12, 2007 to December 31, 2007, and from inception to September 30, 2009.

Unaudited Pro Forma Condensed Combined Financial Information, page 18

7.   We note in Note 1 on page 24 that you assumed the merger consideration transferred to be the approximate fair value of the assets acquire and liabilities assumed from BPW. Please describe how the final measurement of the merger consideration and the number of shares issued to BPW shareholders may change based on changes in the fair value of Talbots' stock price.

The BPW Special Meeting, page 32

Conversion Rights, page 36

8.   We note that BPW stockholders must deliver their stock certificates, or deliver their shares electronically, to BPW's transfer agent by a certain date to exercise their conversion rights. We also note BPW's disclosure on page 78 of its prospectus dated February 26, 2008, indicating that BPW would notify its stockholders on a Form 8-K if it imposes this delivery requirement. Please confirm whether BPW will file the Form 8-K, and, if so, please indicate the proposed timing. We also note that the Form S-1 states that you would only require that shares be tendered for conversion if "the stockholders receive the proxy solicitation materials at least 20 days prior to the meeting date." Please advise whether the company will comply with this 20 day period.

The Merger Proposal, page 39

9.   Please disclose when you contacted the various SPACs to evaluate potential interest in a transaction with Talbots and how many SPACs were contacted. In addition, please specify when BPW was first made aware of a potential transaction with Talbots. Also, clarify with more specificity the preliminary discussions that occurred in mid-October and the meetings and discussions that occurred in November.

Opinion Rendered by Financo to the BPW Board of Directors, page 44

10.   Please disclose the projections that were used by Financo in rendering its opinion. For instance we note that the discount cash flow analysis "used management estimates provided by Talbots."

11.   We note that Financo has provided the implied value of Talbots as a whole based upon each valuation model used. However, it is unclear how this information relates to the value placed upon the shares to be issued in this transaction. Please revise to clarify.

12.   In discussing the comparable public companies analysis and the precedent transactions analysis, please clarify the criteria used to select these comparable

companies and transaction. Please explain whether the criteria was consistently applied and to the extent that any companies or transactions fit within the criteria but were not included in Financo's analyses, please explain why not.

13.   Please identify on page 47 the "selected range of multiples" that Financo applied to corresponding metrics of Talbots to derive a reference range for implied enterprise value for both the comparable companies analysis and the precedent transactions analysis. Please clarify how the range of multiples was selected. In addition, we note that Financo considered in the comparable companies analysis the fact that Talbots is the only company in this group of comparable companies that operates all aspects of its credit card program in-house and that this impacted its determination of the reference range. Please clarify how this factor impacted the reference range and the reason for this impact.

14.   Please revise to identify the range for each calculation of the selected comparable companies and precedent transactions derived by Financo, not just the positive numbers. Then, clarify those calculations considered in determining the implied enterprise value and why those calculations were considered.

15.   Please explain how Financo selected the discount rates and EBITDA terminal multiples in the discounted cash flow analysis.

16.   Please quantify the compensation received or to be received by Financo.

Exhibits

17.   Please include the GE Capital Commitment Letter in the exhibits index, incorporating by reference as appropriate. In addition, we note that the Commitment Letter refers to the Fee Letter. Please file the Fee Letter as an exhibit or advise.

18.   Please file Appendix D in its entirety. We note that Exhibit A, the written consent, has not been filed with the Appendix.

19.   It is unclear why Exhibit G, the Warrant Exchange Term Sheet, has not been filed with the Agreement and Plan of Merger, as it appears to be material. Please advise or revise.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Richard T. O'Connell, Jr.
        Fax: (914) 934-9136

        Morton A. Pierce
        Ivan Presant
        Fax: (212) 259-6333